

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Market Summary[1]

For the quarter, the S&P 500 Index was relatively flat, returning 0.20%, with growth equities in general outperforming value equities. In fixed income markets, the Bloomberg US Aggregate Index was also relatively flat, returning only 0.05%.

The markets struggled to find direction during the third quarter as inflation concerns continued to persist, while attention turned to the Federal Reserve's (Fed) Jackson Hole meeting and how the committee would adjust its policy. At the September Federal Open Market Committee meeting, the Fed began to signal to the markets its intent to begin raising its policy rate in 2022 and further accelerate into 2023, both of which were increases from its June projections.

During the quarter, the Fund returned 1.1%, driven by the continued performance of its fixed income portfolio. The quarterly performance continued to build on the strong performance year-to-date, which stood at 4.5% as of the end of September. The Fund's more liquid investments, including preferred stock and structured notes, saw increased volatility, along with the broader market, which caused fluctuations to the Fund's NAV.

The Fund distributed $0.20 per share in September, bringing its year-to-date total distributions up to $0.60 per share, which tracks on pace to meet the Fund's target distribution rate of 8% for the year[2].

The Fund completed its second tender offer to provide liquidity to investors during the third quarter. Alternative investments are inherently less liquid, but Yieldstreet continues to pursue pathways to provide liquidity for such investments. The Fund expects to continue to offer liquidity to investors through tender offers each quarter.

Portfolio Composition[3]

During the quarter, the Fund increased allocations to Real Estate, Marine and Corporates, with Real Estate now comprising almost 30% of the portfolio. Allocations to Consumer, Commercial and Legal saw the largest decrease, mostly due to new assets being invested in other opportunities. Cash in the Fund also decreased by 4% as the portfolio management team selectively deployed cash into opportunities.



Asset allocation
As of 9/30/21

■ Real Estate 29.5%	■ Corporates 24.5%
■ Commercial 12.0%	■ Consumer 10.5%
■ Cash 8.2%	■ Legal Finance 5.4%
■ Art 5.3%	■ Marine 4.6%

Percentages are based on Total Investments. See Prospectus for more details.

Notable additions	
Commercial Real Estate	$4,000,000
Commercial Real Estate	$3,000,000
Marine	$4,000,000
Consumer	$4,000,000

Notable subtractions	
Commercial (Medical Receivables) *Fully repaid*	$2,040,000
Commercial (Supply Chain Financing) *Partial repayment*	$713,047
Commercial Real Estate *Fully repaid*	$3,000,000

As of September 30, 2021. Notable additions and subtractions are for third quarter period

Highlighted Deal

The Fund invested in a short-term loan secured by a former hotel property and an event space. The properties are located in the historic district of Baltimore and are within walking distance to the Bromo Arts District, Baltimore Penn Station and the business district. The sponsor's business plan is to convert the hotel into a multi-family property. The loan serves as bridge financing designed to allow the sponsor to further progress on its business plan, budget and approvals, and potentially obtain a competitive construction loan for the development.



Outlook

The Fund's primary objective remains to generate current income with a target 8% annualized distribution rate with a secondary objective of capital appreciation. With interest rates continuing to trend lower, we believe that opportunities in fixed income are becoming comparatively less attractive than prior to 2021. As such, we continue to be selective when adding fixed income to the portfolio, and instead have deployed the Fund's capital into opportunities that we believe fit the Fund's secondary objective.

Private investments that focus on capital appreciation typically have two impacts on a portfolio. The first is that much, if not all, of their returns tend to be tied to a single event. For example, if the Fund were to purchase an equity stake in a commercial real estate building, the vast majority of returns would be expected to be realized when the building is sold, and not necessarily realized in the portfolio at any point prior to the sale of the building. The second impact is that for a Fund whose primary objective is current income, these investments generally do not accrue interest during the life of the investment, and therefore do not contribute recurring income to the Fund.

While we continue to seek out attractive fixed income opportunities on behalf of the Fund to help it fulfill its primary objective of current income, we are also finding opportunities with a capital appreciation focus that we believe to be more attractive. Additionally, we will remain patient with respect to seeking investment opportunities on behalf of the Fund, which may result in a higher amount of cash in the portfolio during short periods of time.

In terms of asset classes, the team continues to have a constructive view on opportunities in commercial real estate and specialty lending.

Target Fund allocation by objective	
Primary Objective	70%+
Secondary Objective	10-20%
Cash	2-10%

1. Source: Bloomberg, as of 9/30/2021.

2. Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

3. Source: Yieldstreet, as of 9/30/2021. Notable additions and subtractions are for the third quarter period.

Performance quoted herein represents past performance, which is no guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.



What is the distribution rate of the Yieldstreet Prism Fund and termination date?

The Fund's current annualized distribution rate is 8%.*

Distributions are expected to be made quarterly (typically in February, June, September and December), subject to the authorization of the Fund's Board of Directors. By December 16, 2021, three distributions of $0.175 per share (June, September, and December of 2020) and four distributions of $0.20 (March, June, September and December of 2021) have been made.

Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by the Fund's prior quarter-end net asset value ("NAV"), and annualizing the resulting quotient. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

Does the Fund offer me any liquidity?

On a quarterly basis (typically March, May, August and November), the Fund intends to offer to repurchase a limited number of shares from existing investors, subject to approval by the Fund's Board of Directors and other limitations outlined in the Fund's prospectus. *

The Yieldstreet Prism Fund intends to offer to repurchase shares from investors at the discretion of the Yieldstreet Prism Fund's Board of Directors and depending upon the performance of the Yieldstreet Prism Fund. The Yieldstreet Prism Fund will limit the number of shares to be repurchased under our share repurchase program in any calendar year to no more than 20% of shares outstanding in the prior calendar year, or no more than 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Yieldstreet Prism Fund seeks to repurchase, the Yieldstreet Prism Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis. The Fund may also, if the Board of Directors so approves, undertake one or more tender offers outside of our share repurchase program prior to March 9, 2024, which was previously our termination date. The timing and terms and conditions of any such tender offers will be determined by the Board of Directors.

Will you stop launching individual offerings?

Yieldstreet has not stopped launching individual offerings and has no intention of doing so. The Yieldstreet Prism Fund was created to be offered in addition to traditional Yieldstreet offerings, not as a replacement.

It's important to understand the difference between single asset class offerings that exist on the Yieldstreet platform versus the Yieldstreet Prism Fund. In the case of the Yieldstreet Prism Fund, unlike single offerings that are only invested in one alternative asset class, the Yieldstreet Prism Fund has holdings in numerous alternative asset classes. This allows investors the ability to provide their portfolio with exposure to a number of asset classes while placing just a single allocation.

Am I able to invest in the Fund with an IRA?

Yes. The Yieldstreet IRA is designed to make it easy for you to invest in the Yieldstreet Prism Fund. Once your Yieldstreet IRA has been set up and your Yieldstreet Wallet has been funded, you can start investing in the Yieldstreet Prism Fund.

https://www.yieldstreet.com/ira/

Do I need to be an accredited investor to invest in the Prism Fund?

No. The Yieldstreet Prism Fund is open to all investors, regardless of net worth or accreditation status. This means that to invest in the Yieldstreet Prism Fund, you do not need to be an accredited investor or have your accreditation documentation verified. You do, however, need to be an accredited investor to invest in single asset class offerings on the Yieldstreet platform. You can read more about who can invest in the Yieldstreet Prism Fund here.

https://www.yieldstreet.com/resources/article/who-can-invest-in-prism-fund

I keep seeing the term "prospectus," what does this mean?

A prospectus is a document that contains information regarding an investment product that is being offered to the public. A prospectus is filed with the SEC and is intended to help investors make well-informed decisions. In the case of the YieldStreet Prism Fund it describes, among other things, the Adviser, its investment strategy, and the risks associated with investing in the types of investments that fall within that strategy. Investors should read the Yieldstreet Prism Fund prospectus carefully to understand the terms and conditions of investing in the Yieldstreet Prism Fund.

https://www.yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

In what asset classes does the Fund invest?

As of September 30, 2021, the Yieldstreet Prism Fund has holdings across multiple asset classes, including Art, Commercial, Consumer, Legal, Real Estate, Corporates and more.



If I invest in the Fund, am I able to then invest in other Yieldstreet offerings?

This depends on your accreditation status as an investor. If you are an accredited investor you have the ability to invest in single asset class offerings on the Yieldstreet platform. However, if you are a non-accredited investor (do not have accreditation status) then you are currently only able to invest in the Yieldstreet Prism Fund. You can learn more about accreditation status here.

https://www.yieldstreet.com/resources/article/how-to-become-an-accredited-investor

What is a Distribution Reinvestment Plan (DRIP)?

Distribution reinvestment plans, or DRIP, are programs that allow investors to automatically reinvest distributions back into an underlying investment. Instead of receiving the recurring payments, the cash immediately goes back into the Yieldstreet Prism Fund and is added to their initial principal. DRIPs allow investors to harness the power of compounding interest. You can read more about DRIPs here.

https://www.yieldstreet.com/resources/article/distribution-reinvestment-plan-drip

What is Net Asset Value (NAV)?

Net Asset Value (NAV) is the per-share value of a fund's assets, minus its liabilities. The Yieldstreet Prism Fund uses NAV to determine the per-share value of the Yieldstreet Prism Fund's shares. NAV is determined by dividing the difference between the Yieldstreet Prism Fund's total assets and liabilities by the number of shares outstanding.

The formula for NAV is:
NAV = (Assets – Liabilities) / Total number of outstanding shares

For the Yieldstreet Prism Fund, the NAV will be determined on at least a quarterly basis, as well as when the Fund is reopened for shareholder subscriptions.*

We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.

I'm a non-accredited investor, can I invest in the Fund?

Yes. Non-accredited investors are able to invest in the Yieldstreet Prism Fund regardless of their income or net worth. You do not need to submit any documentation to verify your accredited status in order to invest in the Yieldstreet Prism Fund. You can read more about who can invest in the Yieldstreet Prism Fund here.

https://www.yieldstreet.com/resources/article/who-can-invest-in-prism-fund

Are there fees and expenses associated with the Fund?

The following fees and expenses are associated with the Yieldstreet Prism Fund, which will ultimately reduce the funds available for distributions to you as investors:

- Annual Management Fee: 1.0%*
- Maximum Annual Administrative Expense: 0.5%**

Note, that if part of the assets remain in cash or cash equivalents, such as money market funds, you will not be charged management fees or administrative expenses on those assets. For example, if 80% of the net assets in the Yieldstreet Prism Fund are invested, then only 80% of your investment will incur these fees.

The management fee is calculated at an annual rate of 1.00% of the average of the Yieldstreet Prism Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.

**The Yieldstreet Prism Fund's administrator will provide facilities and administrative services necessary for the Yieldstreet Prism Fund to operate. The Yieldstreet Prism Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Yieldstreet Prism Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Yieldstreet Prism Fund's prospectus for additional information regarding this reimbursement.*



What are the risks of investing in our shares?

Investing in shares of the Yieldstreet Prism Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should carefully consider the Risk Factors set forth in the prospectus before making an investment in the Yieldstreet Prism Fund's shares. If any of such events occur (as outlined in the prospectus) the Yieldstreet Prism Fund's business, financial condition, and results of operations could be materially and adversely affected. In such a case, the net asset value of the Yieldstreet Prism Fund's shares could decline, and you may lose all or part of your investment.

https://www.yieldstreet.com/resources/article/what-is-net-asset-value
https://www.yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

How am I notified of holdings within the Fund?

Holdings in the Yieldstreet Prism Fund are reported to regulators on a quarterly basis, within 60 days after the end of each quarter. This information will be available to investors, as well as through the prospectus supplement available for download here.

https://yieldstreetprismfund.com/

Is there a minimum initial investment required?

Yes. You must purchase a minimum amount to invest in the Yieldstreet Prism Fund, which is currently $500, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of shares of the Yieldstreet Prism Fund must be in amounts of at least $100, except for additional purchases pursuant to the Yieldstreet Prism Fund's distribution reinvestment plan (DRIP).

Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?

Yes. If you are investing in the Yieldstreet Prism Fund, in order to submit an allocation request you must establish a Yieldstreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.

Where can I find updated information about the Fund?

Depending on the type of update, information may be communicated via email or in the Portfolio section of our website. Updated information can also be found on yieldstreetprismfund.com.

How often will the offering be available for investment?

The Yieldstreet Prism Fund is open for new or additional investments on a regular basis.To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

https://www.yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Are investors in all 50 US states able to invest?

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Am I required to have my Prism Fund shares repurchased during these tender offer periods?

You are not obligated to have any shares repurchased as part of the quarterly tender offers. If you are not interested in having shares repurchased, you may disregard the notice about the repurchase offer.

How long will the share repurchase period be open for the Prism Fund?

Any repurchase offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of each tender offer period. All repurchase requests must be received prior to the expiration of the tender offer period in order to be valid. If there are any material revisions to the terms of the repurchase offer, we will inform investors and revise the terms of the repurchase offer reflecting such changes available and may extend the repurchase offer period.

Can I elect to sell my entire holding in the Prism Fund?

While there is no limit to how many shares a shareholder may request to sell, we are limiting the aggregate number of shares to be repurchased under our share repurchase program in any calendar year to no more than 20% of the number of shares outstanding, or 5% in each quarter. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. The Fund may also, if the Board of Directors approves, undertake one or more tender offers outside of our share repurchase program described above, with timing and terms and conditions of any such tender offers to be determined by the Board.



Why is my total investment value available for the Prism Fund tender offer different than my current value of holdings?

The share price for the tender offer is the NAV* per share as of the previous quarter ending prior to the current tender offer and therefore may differ from the current value of your holdings.

We expect to determine the net asset value per share of the Fund's common stock by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund's common stock outstanding on a quarterly basis. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. We will be required to specifically determine the fair value of each individual investment on a quarterly basis.

May I cancel my repurchase request in the Prism Fund after submission?

At any time prior to one minute past 11:59 PM ET, on the expiration date of the respective tender offer period, any stockholder may withdraw their repurchase request. Stockholders may withdraw their submissions by sending an email notice to investments@yieldstreetprismfund.com.

When will I be paid for my repurchase request in the Prism Fund?

If we have accepted your request within the tender offer period, we expect to send payment to your Yieldstreet Wallet promptly after the close of the tender offer period.

Are there fees and expenses associated with the share repurchase program for the Prism Fund?

To the extent the Fund's Board of Directors determines that it is appropriate to do so, we may reduce the repurchase price in any quarter by up to 2% in order to offset the expenses we expect to incur in connection with conducting such repurchase offer. To date, the Fund's Board of Directors has not determined to reduce the repurchase price in connection with this Offer.

Is the repurchase of my shares as part of this tender offer in the Prism Fund a taxable transaction?

For most shareholders, yes. We anticipate that U.S. stockholders, other than those who are tax-exempt, who sell shares as part of the tender offer will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for shares sold and their adjusted basis. We highly recommend that you consult your financial representative or tax advisor for more information prior to a repurchase decision.

Will you always be offering a repurchase program in the Prism Fund every quarter?

To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct a quarterly share repurchase program. Our first tender offer was conducted in May 2021 and as of December 2021, every quarter since then. While we intend to conduct quarterly repurchase offers as described in our prospectus, we are not required to do so and the Fund's Board of Directors may suspend or terminate the share repurchase program at any time. This share repurchase program should not be relied upon as a method to sell shares promptly and at a desired price.



December 21, 2021

Dear Shareholders,

The Yieldstreet Prism Fund was launched to provide a solution to investors who were seeking to generate current income outside of the public bond market. The Fund, which primarily invests in private market debt opportunities, has been successful in achieving this goal and has distributed an annualized ~8%[1] in 2021, meeting its target objective.

The Fund was initially set up to have a terminal or end date in March 2024, when it was expected to wind down and repay investors outstanding capital. Effective today, the Fund's Board of Directors has approved a change to remove the Fund's terminal date and make the Fund a perpetual fund, like the vast majority of '40 Act funds offered today.

Relative to the Fund's investment mandate, this change will enable the Fund to invest in a wider range of potential investments, rather than being limited only to investments with terms that would mature prior to the original terminal date, which we believe will benefit shareholders.

As a reminder, the Prism Fund was launched during the pandemic and the investment team has been purposefully selective in deploying capital given the continued market uncertainty. In addition, the investment team believes opportunities with shorter maturities are generally less attractive on a relative value basis than longer maturity opportunities. As such, the team has invested more in public market securities (or more liquid investments) as a way to keep the Fund invested while the team stays selective. These public market investments have resulted in an increase in the volatility of the Fund's NAV, consistent with what we're seeing in the broader market.

Today's change will enable the team to deploy capital into areas of the market they believe offer the most attractive opportunities, which is expected to reduce the amount of public market securities owned by the Fund over time.

Despite the change, we intend to continue to offer investors the opportunity to liquidate at least a portion of their shares via the Fund's quarterly tender offers. To help accommodate investors, the Fund expects to **increase** the amount of available shares to be tendered in one or more future tender offers from the previously offered 5%[2], supporting more liquidity for investors. By announcing this change today, we believe that we will be able to offer every investor to date the opportunity to liquidate their entire current portfolio by March 2024 in accordance with our initial mission.

Sincerely,

Yieldstreet



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

1. Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2. The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's Board of Directors and depending upon the performance of the Fund under its Share Repurchase Program. The Fund will limit the number of shares to be repurchased under the Share Repurchase Program in any calendar year to no more than 20% of shares outstanding in the prior calendar year, or no more than 5% in each quarter. If the number of shares submitted for repurchase under the Share Repurchase Program by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares from investors on a pro-rata basis, and not on a first-come, first-served basis. The Fund may also, if the Board of Directors so approves, undertake one or more tender offers outside of our Share Repurchase Program prior to March 9, 2024, which was previously our termination date. The timing and terms and conditions of any such tender offers will be determined by the Board of Directors.